 CUSIP NO. 749058 10 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

THE QUIZNO’S CORPORATION

(Name of Issuer)

Warrants Exercisable for Common Stock, par value $0.001 per share

(Title of Class of Securities)

749058 10 3

(CUSIP Number)

J. Eric Lawrence
Executive Vice President
Retail & Restaurant Growth Management, Inc.10000
North Central Expressway, Suite 1060
Dallas, Texas 75231
(214) 750-0065

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 12, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   X

  1   Name of Reporting Person
      I.R.S. Identification No. of above person (entities only)

      Retail & Restaurant Growth Capital, L.P.  75-2623606

  2   Check the appropriate box if a member of a group                  (a) X
                                                                        (b) X

  3   SEC use only

  4   Source of Funds                                                     N/A

  5   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items2(d) or 2(e)                                         X

  6   Citizenship or Place of Organization                           Delaware

                                7     Sole Voting Power                     0
   Number of Shares
     Beneficially               8     Shared Voting Power                   0

Owned by Each Reporting         9     Sole Dispositive Power                0

      Person With              10    Shared Dispositive Power               0

 11   Aggregate Amount Beneficially Owned by each Reporting Person          0

 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      X

 13   Percent of Class Represented by Amount in Row (11)                   0%

 14   Type  of  Reporting  Person  IV  (Small  Business   Investment   Company
      exempt from Investment Company Act of 1940)

      This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is hereby filed by Retail & Restaurant Growth Partners, L.P. (the "Reporting Person") with respect to warrants to purchase shares of common stock, par value $0.001 per share, of The Quizno's Corporation (the "Issuer").

      This Amendment No. 3 amends and restates Items 3, 4, 5, 6 and 7 contained in the Schedule 13D originally filed with the Securities and Exchange Commission on January 9, 1997, as amended by Amendment No. 1 filed on December 4, 1997, and as further amended by Amendment No. 2 filed on February 9, 1999 (collectively, the "Prior Filing"). Items 1 and 2 of the Prior Filing remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

See Item 5 of this Amendment No. 3 for information regarding the tendering of warrants by the Reporting Person.

Item 5. Interest in Securities of the Issuer

      (a) and (b) The Reporting Person neither beneficially owns, nor has the power to vote, any shares of the Issuer's common stock or any securities convertible into or exercisable for the Issuer's common stock.

      The Issuer commenced a tender offer on November 13, 2000, to purchase all outstanding shares of its common stock, except for shares held by certain insiders, at a purchase price of $8.00 per share in cash (the "Tender Offer"). The Tender Offer expired as scheduled at midnight New York City time on December 11, 2000. Immediately following the expiration of the Tender Offer, the Reporting Person tendered all of its warrants to purchase approximately 415,000 shares of the Issuer's common stock (the "Warrants") pursuant to a Termination Agreement (the "Termination Agreement") by and among the Issuer, the Reporting Person, and Richard E. Schaden and Richard F. Schaden, both individually and as co-trustees pursuant to a Voting Trust Agreement dated July 14, 1994. The aggregate purchase price for the Warrants was $1,953,577.00 in cash.

      (c) No transactions in the Warrants were effected by the Reporting Person during the past 60 days other than the tendering of the Warrants pursuant to the Termination Agreement on December 12, 2000.

      (d) Not applicable.

      (e) On December 12, 2000, the Reporting Person ceased to beneficially own five percent or more of any class of the Issuer's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

      See Item 5 of this Amendment No. 3 for information regarding the Termination Agreement.

      The Reporting Person entered into an Investment Agreement with the Issuer, dated December 31, 1996 (the "Investment Agreement"), and a Stockholders Agreement with the Issuer, Richard E. Schaden and Richard F. Schaden, dated December 31, 1996 (the "Stockholders Agreement"). Pursuant to the terms of the Termination Agreement, effective simultaneously with the Reporting Person's tendering of the Warrants, all rights and obligations under the Investment Agreement and the Stockholders Agreement terminated. In consideration for the Reporting Person's agreeing to terminate its rights under the Stockholders Agreement and Investment Agreement, the Issuer agreed to pay to the Reporting Person a one-time cash payment of $518,820.

Item 7. Material to be Filed as Exhibits.

Exhibit No.                 Exhibit

         A  —          Termination Agreement, dated November 6, 2000, by and among The Quizno’s Corporation, Retail & Restaurant Growth Capital, L.P., Richard E. Schaden and Richard F. Schaden, filed as Exhibit (d)(1) to the Issuer’s Schedule TO filed November 13, 2000, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001
                                                              RETAIL & RESTAURANT GROWTH CAPITAL, L.P.,
                                                              a Delaware limited partnership

                                                              By: Retail & Restaurant Growth Partners,L.P.,
                                                               a Texas limited partnership, its general partner

                                                              By: Retail & Restaurant Growth Management,Inc.,
                                                              a Texas corporation, its general partner

                                                              By: /S/ J. ERIC LAWRENCE
                                                              J. Eric Lawrence
                                                              Its: Executive Vice President

INDEX TO EXHIBITS

Exhibit No.                 Exhibit

         A  —          Termination Agreement, dated November 6, 2000, by and among The Quizno’s Corporation, Retail & Restaurant Growth Capital, L.P., Richard E. Schaden and Richard F. Schaden, filed as Exhibit (d)(1) to the Issuer’s Schedule TO filed November 13, 2000, and incorporated herein by reference.

452311_2